                       CARING PRODUCTS INTERNATIONAL, INC.

                      2533 North Carson Street, Suite 5107
                            Carson City, Nevada 89706

                                 AMENDMENT NO. 1
                                       TO
                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                   Approximate Date of Mailing: June 21, 2002

Dear Shareholder:

         This notification is furnished by the Board of Directors (the "Board") of Caring Products International, Inc., a Delaware corporation (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the board of directors pursuant to an Agreement and Plan of Share Exchange, dated as of May 15, 2002 (the "Exchange Agreement"), by and among the Company, USDR Global Aerospace, Ltd., a Delaware corporation ("USDRGA"), and the stockholders of USDRGA (collectively the "Stockholders").

         This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

         Please read this notification carefully. It describes the essential terms of the Exchange Agreement and contains certain biographical and other information concerning the proposed new directors of the Company. Additional information about the Exchange Agreement and the business of the Company is contained in the Company's Current Reports on Form 10QSB dated February 19, 2002 and Form 8K dated May 30, 2002 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/index.htm.

                                CHANGE IN CONTROL

         On May 17, 2002 (the "Closing Date") pursuant to the Exchange Agreement, the Company issued to the Stockholders four shares of the Company's common stock, par value $.01 per share (the "Company Common Stock"), in exchange for each share of USDRGA's common stock, par value $.001 per share (the "USDRGA Common Stock"), issued and outstanding on the Closing Date.

         Prior to the Closing Date, approximately 75% of all issued and outstanding shares of the Company were held directly by Raymond Bills. On the Closing Date, the stockholders of USDRGA were issued an aggregate of 20,000,000 shares of Company Common Stock, which shares, after giving effect to certain other transactions effected at or prior to the Closing Date, represented approximately 80% of the total then issued and outstanding shares of Company Common Stock.

         The shares of Company Common Stock were exchanged for shares held by USDRGA stockholders John Robinson and Gerald Wiener, who exchanged their respective 3,000,000 and 2,000,000 shares of USDRGA Common Stock for 12,000,000 and 8,000,000 shares of Company Common Stock, respectively. As a result, Mr. Robinson owns approximately 48% of the issued and outstanding shares of the Company Common Stock, and Mr. Wiener owns approximately 32% of such stock.

         This information will be mailed to shareholders on or about June 21, 2002 to holders of record of Common Stock of the Company as of the close of business on June 10, 2002. On the Closing Date, following the consummation of the share exchange the Company had outstanding 25,120,719 shares of Common Stock.

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

                              INFORMATION STATEMENT


                CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

         In connection with the Exchange Agreement, on the Closing Date, Ian Rice and Raymond Bills resigned as officers of the Company and, in their capacity as Directors of the Company, appointed: John Robinson, the Chairman and Chief Executive Officer of USDRGA, as the Chairman and Chief Executive Officer of the Company; Gerald Wiener, the President and Chief Operating Officer of USDRGA, as the President of the Company; Gaddy Wells, the Secretary of USDRGA as of the Closing Date, as the Secretary of the Company; and Julie Seaman, the Treasurer and Chief Financial Officer of USDRGA, as the Treasurer of the Company. In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Mr. Rice and Mr. Bills appointed Mr. Robinson, Mr. Wiener, Mr. Wells, and Ms. Seaman as the new board of directors of the Company and tendered their resignation as directors of the Company. However, effective June 14, 2002, Mr. Wells tendered his resignation as both an officer and future director of the Company, as well as his positions as an officer and director of USDRGA, as a result of issues regarding potential conflicts of interest. In light of the foregoing, Rule 14f-1 provides that Mr. Robinson, Mr. Wiener, and Ms. Seaman will become directors ten (10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until their successors are elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Exchange Agreement.

                               EXECUTIVE OFFICERS

         The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of its board of directors.

                        Date Became an
Name               Age  Executive Officer   Positions
----               ---  -----------------   ---------

John Robinson      48   May 17, 2002        Chairman and Chief Executive Officer

Gerald H. Wiener   60   May 17, 2002        President

Julie Seaman       42   May 17, 2002        Treasurer and Secretary

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information available to the Company, as of June 10, 2002 with respect to the beneficial ownership of the outstanding shares of Company Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group:

----------------------------------------------------------------------------------------------------------------------
                                                                  Amount and nature of
                                                                  --------------------
Title of Class           Name and address of beneficial owner     beneficial ownership (2)  Percentage (%) of class
--------------           ------------------------------------     ---------------------     -----------------------
                         (1)

----------------------------------------------------------------------------------------------------------------------
Common stock             John Robinson                            12,000,000                48%

----------------------------------------------------------------------------------------------------------------------
Common stock             Gerald H. Wiener                         8,000,000                 32%

----------------------------------------------------------------------------------------------------------------------
Common stock             Julie Seaman                             *                         *

----------------------------------------------------------------------------------------------------------------------
Common stock             Total number of shares owned by          20,000,000                80%
                         Directors and officers as a group (3
                         persons)

----------------------------------------------------------------------------------------------------------------------

(1) Unless otherwise noted, the address of each beneficial holder is 2533 North Carson Street, Suite 5107,Carson City, Nevada 89706.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to tem 403(b) of Regulation S-B of the Exchange Act.

*    Indicates less than 1% of Company Common Stock held.

             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         (a) There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

         (b) The following brief biographies contain information about the Company's new Directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

         John Robinson, 48, Chairman of the Board of Directors and Chief Executive Officer, has served from March 1997 until the present as President and Chief Executive Officer to USDR, Inc. Mr. Robinson has served in the same capacities to each of USDR Inc.'s affiliates, including USDR Aerospace, Ltd., since October 2001. From 1993 to 1996, Mr. Robinson was President and Chief Executive Officer of United States Defense Research, Inc., a U.S. government contractor that manufactured precision parts for military equipment.

         Gerald Wiener, 60, President and Director, has served from 1986 until the present as Chief Executive Officer of Finance California, a California corporation and commercial and consumer lender licensee. Since 2000, Mr. Wiener has served as President of Cabot Capital Corporation, a company specializing in procuring and placing high yield secured real estate loans for investors. Mr. Wiener received a B.A. degree and J.D. degree from the University of California, Los Angeles.

         Julie Seaman, 42, Treasurer, Secretary and Director, has served as Treasurer and Director of Administration to USDR, Inc. since March 1997, and has held the same positions for each of USDR, Inc.'s affiliates, including USDR Aerospace, Ltd., since October 2001. From 1993 to 1996, Ms. Seaman was Treasurer and Director of Administration to United States Defense Research, Inc., a U.S. government contractor that manufactured precision parts for military equipment.

         No employee of the Company receives any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but may participate in the Company's stock option plans.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers, Directors, and persons who own more than ten percent of the common stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended March 31, 2002, the following individuals have failed to file required forms 3,4 and 5:

(1) Raymond Bills, Director, officer and beneficial holder of more than 10% of the outstanding shares of Company Common Stock;

(2) Ian Rice, Director and officer.

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

         John Robinson is the 100% owner of USDR Ltd., a Nevada limited liability company, which, through one or more of its subsidiaries, controls USDR Aerospace, Ltd., a Texas limited partnership ("Aerospace"). Aerospace and USDRGA are the parties to an Intellectual Property Assignment and Royalty Agreement, dated as of May 14, 2002, pursuant to which Aerospace assigned to USDRGA all of Aerospace's rights and interests in certain intellectual property that is essential to the development of the Company's product, the Guardian(TM) Anti-Ballistic Panel Cockpit Security Door (the "Guardian(TM) Door"), in exchange for future royalties equal to 3.5% of all of the Company's sales related to the Guardian(TM) Door until Aerospace has received $15,000,000, and thereafter a royalty of 1% of all of the Company's sales related to the Guardian(TM) Door until the expiration of any patent rights relating to the transferred intellectual property. Patent applications are currently pending on the transferred intellectual property.

         In addition, Aerospace has provided and is expected to continue providing employees and product development services to USDRGA, for which USDRGA currently owes Aerospace approximately $1.5 million. This relationship was initiated as a result of time constraints imposed by the FAA relating to the development of the Guardian(TM) Door and the Company's desire to protect the confidentiality of its proprietary information and intellectual property. This relationship between USDRGA and Aerospace is expected to continue for the foreseeable future, provided that Aerospace continues to provide services to USDRGA at a price comparable to or less than that charged by unrelated third parties for the same or similar services.


                         CERTAIN BUSINESS RELATIONSHIPS

     None.

                           INDEBTEDNESS OF MANAGEMENT

         There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any Director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         There are no standing committees of the Company's Board of Directors.

         Since the Closing Date, the Board of Directors Designees have held no meetings and have taken no action by unanimous written consent.

                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

                           Summary Compensation Table

--------------------------------------------------------------------------------------------------------------
                              Annual Compensation                     Long-Term Compensation

--------------------------------------------------------------------------------------------------------------
                                                                         Awards                  Payouts
                                              ----------------------------------------------------------------
Name and                                                       Restricted      Securities
Principal         Fiscal                      Other Annual     Stock Awards    Underlying        All Other
Position          Year          Salary ($)    Compensation     ($)             Options/SARs (#)  Compensation
--------------------------------------------------------------------------------------------------------------
John Robinson,    Ending            0              0                 0              0                0
CEO               March
                  31, 2003
--------------------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------
          Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
     ---------------------------------------------------- -----------------------------------------------
                                                               Number of
                                                              securities
                                                              underlying        Value of unexercised
                                                              unexercised           in-the-money
                                                            options/SARs at       options/SARs at
     Name       Shares acquired on   Value realized ($)        FY-end (#)             FY-end ($)
                   exercise (#)                              Exercisable/           Exercisable/
                                                             Unexercisable         Unexercisable

      (a)               (b)                 (c)                   (d)                   (e)
     ---------------------------------------------------- -----------------------------------------------
     ---------------------------------------------------- -----------------------------------------------
     John
     Robinson           N/A                 N/A                   N/A                   N/A
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------

                        EMPLOYEE STOCK COMPENSATION PLAN

         The Company's 2001 Employee Stock Compensation Plan (the "2001 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders on May 29, 2001. The 2001 Stock Option Plan was adopted to provide a means by which selected officers, employees, directors and consultants to the Company could receive common stock as compensation from the Company or purchase common stock in the Company. As of June 10, 2002, 5,000,000 shares have been issued under this plan.

         Under the 2001 Stock Option Plan, the aggregate number of shares of common stock that may be issued or transferred is 5,000,000, provided that no award may be issued that would bring the total number of all outstanding plan shares to more than 20% of the total number of the shares of Common Stock at the time outstanding.

         The 2001 Stock Option Plan provides for the grant of Company Common Stock as approved by the Board of Directors or a committee thereof (the "Committee"). Awards of the 2001 Stock Option Plan common stock may be granted as compensation for services rendered, directly or in lieu of compensation payable, as a bonus in recognition of past service or performance or may be sold to an employee at not less than the fair value thereof on the date of the grant.

         Eligible participants under the 2001 Stock Option Plan include the following persons: (i) executive officers, officers and directors (including advisory and other special directors) of the Company or an Affiliated Corporation (as such term is defined in the 2001 Stock Option Plan); (ii) full-time and part-time employees of the company or an Affiliated Corporation;
(iii) natural persons engaged by the Company or an Affiliated Corporation as a consultant, advisor or agent; and (iv) a lawyer, law firm, accountant or accounting firm, or other professional or professional firm engaged by the Company or an Affiliated Corporation.

         Except as otherwise expressly provided therein, the 2001 Stock Option Plan provides that the compensation committee, or in the event there is no compensation committee, the board of directors shall have complete discretion to determine when and to which eligible participants plan shares are to be granted and the number of such shares to be awarded to each such participant. A grant may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law. Plan shares awarded other than for services rendered shall be sold at not less than the fair value thereof on the date of grant. No grant will be made if, in the judgment of the committee or the board of directors, as the case may be, such a grant would constitute a public distribution within the meaning the U.S. Securities Act of 1933, as amended, or the rules or regulation promulgated thereunder.

         The 2001 Stock Option Plan terminates on the tenth anniversary of its effective date unless terminated earlier or extended by the Board of Directors.

                                   CARING PRODUCTS INTERNATIONAL, INC.


                                   /s/ John Robinson
                                   --------------------------------------------
                                   John Robinson, Chief Executive Officer